Exhibit 77(c)

A Special Meeting of Shareholders of the Fund, a series of the Registrant, was held on February 23, 2001, for the purpose of approving the reorganization of the Fund into the Pilgrim GNMA Income Fund, whereby the Fund transferred its assets to the Pilgrim GNMA Income Fund in exchange for the applicable class of Shares of the Pilgrim GNMA Income Fund and assumption by Pilgrim GNMA Income Fund of the Fund's liabilities (For: 4,598,115, Against: 303,578).